HiTek Global Inc.

September 9, 2025

VIA EDGAR

Mr. Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: HiTek Global Inc.

Request to Withdraw Registration Statement on Form F-1

Filed November 15, 2024

File No. 333-281917

Dear Mr. Crispino:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), HiTek Global Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-281917) initially filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2024 and amended by the filing of Amendment No. 1 to the Registration Statement on November 15, 2024, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company has determined to withdraw the Registration Statement because the Company is no longer seeking to conduct the offering described in the Registration Statement. The undersigned represents that no securities were sold in connection with the registered offering. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Please feel free to contact David B. Manno, Esq. of McCarter & English LLP at (212) 609-6833 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer